November 17, 2014



United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC   20549

RE:  The Everest Fund, L.P.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed March 31, 2014
File No. 000-17555

Dear Mr. Woody,

Below are our answers to your comments regarding this filing.

1.	We were unaware of XBRL filing requirement. We didn't
receive any correspondence prompting us to provide our financial statement in interactive data format. We would like to elect to provide our future financial statements in interactive data format using the XBRL in order to comply with SEC Release 33-9002. For 2013 10K and all 2014 10Qs that have already been filed in ACII format we ask to be accepted as filed.

2.	The Company has a deposit account with Horizon Cash
Management (HCM) of $4,357,063 at December 31, 2013. The deposit balance is available to the Company immediately upon request. The Company treats the account like a money market cash deposit. Normally, any excess cash the Company has that is not used for margin at our brokerage account is swept into the HCM account.
We feel that the presentation of the statement of changes in cash flows showing both the cash in the bank ($8,078 at December 31, 2013) and the cash at HCM is a more helpful disclosure to our partners as it more fairly represents the Company's business model, which is trading activities. HCM, in turn, uses cash deposits to invest in corporate bonds of varying maturities mostly, on a daily basis. Even though we are able to access our cash deposits immediately, we show the HCM deposit as investments in marketable securities. The HCM investments have been categorized as Level 2 because there is not trading market for these securities but their market value can be discerned from similar securities that do have an active market.

We acknowledge that:

1. The company is responsible for adequacy and accuracy of the disclosure in the filing
2. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
3. The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



Very truly yours,


Peter Lamoureux
President
The Everest Fund, L.P.